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Martin H. Dozier	Direct Dial: (404) 881-4932	Email: martin.dozier@alston.com

January 30, 2018

Via EDGAR

Mr. James O’Connor, Esq.

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Terra Income Fund 6, Inc. Post-Effective Amendment No. 6, Submitted December 13, 2017 File No. 333-202399

Dear Mr. O’Connor and Mr. Burak:

This letter, sets forth the response of our client, Terra Income Fund 6, Inc. (the “Issuer”), to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 6, filed with the Commission on December 13, 2017, to the Issuer’s Registration Statement on Form N-2 (the “Registration Statement”), originally filed with the Commission on March 2, 2015 and declared effective by the Commission on April 20, 2015. Where revisions to the Registration Statement or prospectus (the “Prospectus”) contained in the Registration Statement are referenced in the Issuer’s responses set forth below, such revisions are included in Post-Effective Amendment No. 7 to the Registration Statement, filed concurrently herewith, pursuant to the Securities Act of 1933, as amended. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Legal Comments

1.       Comment: In the “Prospectus Summary—Risk Factors” section of the Prospectus, you state that “[o]ur advisor has not previously managed a publicly registered company, a BDC or a RIC and may not be able to successfully operate our business or achieve our investment objectives.” Please advise whether this risk factor should be revised or deleted since Terra Income Advisors, LLC, the Issuer’s investment adviser, has three years of experience managing the Issuer.

Response: The Issuer has revised the risk factor cited by the Staff in response to the Staff’s comment and made revisions elsewhere in the Prospectus as appropriate, as set forth in the following blackline:

Our advisor has ~~not previously managed~~ limited experience managing a publicly registered company, a BDC or a RIC and may not be able to successfully operate our business or achieve our investment objectives.

2.       Comment: In the “Prospectus Summary—Market Opportunities” section of the Prospectus, you indicate that the percentage of domestic respondents reporting tightening standards for commercial real estate was the highest since 2009, and that as a result there are opportunities for alternative providers of commercial real estate debt capital such as the Issuer. Please confirm this statement is still accurate given recent availability of credit for commercial real estate borrowers.

Response: The Issuer believes that while there is not a credit shortage, banks and other traditional providers of commercial real estate credit continue to lend at conservative loan-to-value ratios, particularly with regard to land acquisition, construction, and value-add transactions. As a result, non-bank bridge loans, mezzanine loans, and preferred equity financing have become increasingly important financing tools for property developers. Aside from regulatory restrictions, banks and CMBS investors have developed a conservative credit culture since the global financial crisis that does not appear to be abating.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. James O’Connor, Esq. Mr. Tony Burak January 30, 2018 Page 2

3.       Comment: In the “Prospectus Summary—Expense Support Agreement” section of the Prospectus, and where appropriate elsewhere in the Prospectus, please revise the disclosure citing the conditions for reimbursement to indicate that the annualized distribution rate is to be exclusive of any GAAP return of capital.

Response: The Issuer has revised the disclosure cited by the Staff in response to the Staff’s comment and made revisions elsewhere in the Prospectus as appropriate, as set forth in the following blackline:

Reimbursement shall be made as promptly as possible on a date mutually agreed to by us and our advisor provided that (i) the operating expense ratio, defined as operating expenses excluding organization and offering expenses, base management fees, incentive fees and any interest expense attributable to indebtedness by us, or “net operating expenses,” expressed as a percentage of our net assets on the relevant measurement date, as of such reimbursement date is equal to or less than the operating expense ratio as of the expense support payment date attributable to such specified expense support payment, (ii) the annualized distribution rate (exclusive of any GAAP return of capital) as of such reimbursement date is equal to or greater than the annualized distribution rate as of the expense support payment date attributable to such specified expense support payment; (iii) such reimbursement date is not later than three years following such specified expense support payment date; and (iv) the expense support payment does not cause our net operating expenses to exceed 1.5% of our net assets attributable to common shares, after taking such reimbursement into account. Our advisor is entitled to reimbursement of all previously unreimbursed expense support payments in the event of termination of the expense support agreement.

4.       Comment: Please explain why the total annual expenses ratio in the Fees and Expenses table is 6.91%, significantly lower that the ratio of operating expenses to average net assets presented in the Ratio/Supplemental Data table in the “Prospectus Summary—Selected Financial Highlights” section of the Prospectus.

Response: The Issuer notes that the information presented in the “Financial Highlights” subsection of the Prospectus Summary are the actual ratios for the relevant period reported. By contrast, the information presented in the Fees and Expenses table in the Annual Expenses should be based on estimated amounts for the current fiscal year, according to Instruction 6 to Item 3 of Form N-2. The Issuer’s current initial public offering pursuant to the Registration Statement expires on April 20, 2018. As the Issuer approaches the end of its offering period, it estimates that the marketing costs for the next 12 months will be 50% lower than the actual amount for 2017. In addition, amortization for offering costs will be significantly lower, since most of the offering costs have been substantially amortized. Finally, as the Issuer’s assets grow during the remainder of the offering, its fixed costs such as professional fees, insurance, directors’ fees, and other general and administrative expenses will remain the same, causing the expense ratio to decrease.

5.       Comment: Please explain why the Fees and Expenses table lists the annual servicing fee as 0.95%, rather than the 1.125% expressed in footnote 8 and stated elsewhere.

Response: The annual Servicing Fee (as defined below) is calculated by multiplying 1.125% by the most recently reported net asset value per share, which is then multiplied by the number of shares whose admittance date anniversary is the current year. It is not calculated by multiplying 1.125% by the average net asset value.

6.       Comment: In the “Selected Financial Data” section of the Prospectus, and where appropriate elsewhere in the Prospectus, you provide a weighted average annualized effective yield at year end for the years ending September 30, 2014, 2015, 2016, and 2017. Please disclose how the “weighted average annualized effective yield” is calculated and that it is higher than what investors in the Fund will realize because it reflects neither the Fund’s expenses nor the sales load paid by investors. Please also disclose, in this same subsection, the Fund’s “total return based on net asset value” and “total return based on market value.” Please also describe briefly how these two numbers are calculated and that, while they reflect fund expenses, they do not reflect any sales load that may be paid by investors. See Instruction 13 and 14 to Item 4.1 of Form N-2.

Mr. James O’Connor, Esq. Mr. Tony Burak January 30, 2018 Page 3

Response: The Issuer has revised footnote 4 of the “Selected Financial Data” section of the Prospectus as set forth in the following blackline:

The weighted average annualized effective yield at period end is calculated based upon the par value of our debt investments and the related coupon rates. The weighted average annualized effective yield does not reflect operating expenses that may be incurred by us, nor does it consider the effect of any selling commissions or charges that may have been incurred in connection with the sale of shares of our common stock. The weighted average annualized effective yield does not represent actual investment returns to stockholders, is subject to change and, in the future, may be greater or less than the rates set forth above. See “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

In addition, the Issuer has revised the “Selected Financial Data” table to include “Total Return” as additional line item under the “Other Data” caption, and will include a new footnote 4 that will read as follows:

(4) Total return is calculated assuming a purchase of shares of common stock at the current NAV per share on the first day and a sale at the current NAV per share on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under our distribution reinvestment plan. The total return does not consider the effect of any selling commissions or charges that may have been incurred in connection with the sale of shares of our common stock. Total return for the fiscal year ended September 30, 2017 was 2.48% without the impact of reductions in offering costs and servicing fees.

The Issuer notes that it is unable to provide “Total Return based on Market Value” because the Issuer’s common stock is not publicly traded on a securities exchange.

Accounting Comments

1.       Comment: In the “Prospectus Summary” section of the Prospectus, and where appropriate elsewhere in the Prospectus, please clarify that the Issuer is not a “diversified company” within the meaning of Section 5 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Issuer has revised the “Prospectus Summary” section of the Prospectus in response to the Staff’s comment and made revisions elsewhere in the Prospectus as appropriate, as set forth in the following blackline:

Our investment strategy is to use substantially all of the proceeds of this offering to originate and manage a diversified portfolio consisting of (i) commercial real estate loans to U.S. companies qualifying as eligible portfolio companies under the 1940 Act and (ii) preferred equity real estate investments in U.S. companies qualifying as eligible portfolio companies under the 1940 Act; provided, however, that we are not a “diversified company” as defined in the 1940 Act. We may also purchase other select commercial real estate-related debt securities, such as commercial mortgage-backed securities, or CMBS, or collateralized debt obligations, or CDOs; provided, however, that we will select all investments after considering our ability to maintain our qualification to be taxed as a RIC.

Mr. James O’Connor, Esq. Mr. Tony Burak January 30, 2018 Page 4

2.       Comment: Please explain the services to be provided by Terra Capital Markets, LLC, the Issuer’s affiliated dealer manager (“Terra Capital Markets”), under the second amended and restated dealer manager agreement and the servicing plan (the “Servicing Plan”), and indicate whether the services are ongoing in nature or related to the underwriting or distribution of the Issuer’s shares.

Response: Payments of the servicing fee (the “Servicing Fee”) pursuant to the terms of the Servicing Plan to Terra Capital Markets, LLC, the Issuer’s dealer manager (the “Dealer Manager”), and brokers-dealers and other financial intermediaries (collectively, “Selected Dealers”) will be for administrative support services provided and related expenses, including the following services:

•	expenditures for administrative support services, including:

o	establishing and maintaining customer accounts;

o	customer service support; and

o	assisting customers in changing account options, account designations and account addresses;

•	preparation of information, analyses and opinions with respect to account activities;

•	crediting distributions from the Issuer to customer accounts;

•	arranging for bank wire transfer of funds to or from a customer’s account;

•	compensation attributable to administrative support activities, as applicable, including:

o	interest expenses; and

o	other costs associated with financing of such expenses;

•	travel, equipment, printing, delivery and mailing costs, overhead and other office expenses attributable to administrative support activities, including:

o	tax notices; and

o	annual reports to beneficial owners of the Issuer’s shares, as applicable;

•	costs of administering the Servicing Plan;

•	investor relations and communications relating to responding to customer inquiries and requests regarding stockholder reports, notices, proxy statements and other Issuer documents, including relating to a potential liquidity event;

•	any other costs and expenses relating to administrative support activities; and

•	providing such other similar services as the Issuer may request.

The services are expected to be ongoing as long as the Issuer’s shares are outstanding, and are administrative and are not intended to be related to the underwriting or distribution of the Issuer’s shares.

Mr. James O’Connor, Esq. Mr. Tony Burak January 30, 2018 Page 5

3.       Comment: Please describe the how the Servicing Fees incurred by the Issuer will be accounted for, including a description of the timing of when the Issuer will record them as expenses or liabilities. Please also provide sample journal entries demonstrating the anticipated accounting treatment.

Response: On a quarterly basis, the Issuer’s board of directors ratifies and approves the (1) continuance of the Servicing Plan and the (2) payment of the Servicing Fees to be paid by the Issuer for shares admitted in prior year, pursuant to the Servicing Plan. Upon approval of the continuance of the Servicing Plan, the Issuer accrues for the Servicing Fees, which are calculated by multiplying ¼ times 1.125% times the most recent reported net asset value per share and multiplied by number of shares whose total underwriting compensation has not exceeded 10%. The journal entry to record the accrual is to debit servicing fee expense and credit accrued servicing fee. When the payment of the Servicing Fees is ratified and approved by the board of directors, payment will be made at the admittance date anniversary and is calculated by multiplying 1.125% times the most recent reported net asset value per share and multiplied by number of shares whose admittance date anniversary is the current quarter. If there is a change in the published net asset value per share between the current and prior quarters, a true up to servicing fee expense will be made. The journal entry to record the payment is to debit accrued servicing fee, debit or credit servicing fee if the published net asset value increased or decreased between the current and prior quarters and credit cash.

4.       Comment: Please confirm whether the Issuer will begin accruing the Servicing Fees on October 1, 2017, but will not pay them until October 1, 2018.

Response: The Issuer confirms that the Issuer will begin accruing the Servicing Fees on October 1, 2017. Pursuant to the terms of the Servicing Plan, the Servicing Fee will be payable annually, with respect to each share sold, on the anniversary of the applicable month of purchase.

5.       Comment: Please confirm whether the Servicing Fees will be applicable to all shares of the Issuer, including those shares issued prior to September 30, 2017.

Response: The Issuer confirms that the Servicing Fee will be applicable to all shares of the Issuer, including shares issued prior to September 30, 2017, excluding shares sold through the Issuer’s distribution reinvestment plan.

6.       Comment: Footnote 4 to the “Fees and Expenses” table on page 23 of the Prospectus contains a statement that the example contained above assumes a 5% annual return, as required by the Commission. Please clarify that the table does not require an assumption of an annual return.

Response: The Issuer has revised footnote 4 to the “Fees and Expenses” table on page 23 of the Prospectus in response to the Staff’s comment as set forth below:

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our pre-incentive fee net investment income for the immediately preceding quarter and is subject to a preferred return equal to 2% per quarter, or an annualized preferred return of 8%. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.5% of adjusted capital, the subordinated incentive fee on income will equal 20% of pre-incentive fee net investment income. ~~Because the example above assumes a 5% annual return, as required by the SEC, no subordinated incentive fee on income would be payable.~~

7.       Comment: Footnote 4 to the “Selected Financial Data” table on page 37 of the Prospectus provides that the “weighted average annualized effective yield” is calculated based upon the par value of the Issuer’s debt investments. Please confirm whether this includes the Issuer’s preferred equity holdings. If it does not, please include such preferred equity holdings and include an additional weighted average annualized effective yield figure.

Response: The Issuer confirms that the calculation of “weighted average annualized effective yield,” as described in footnote 4 to the “Selected Financial Data” table on page 37 of the Prospectus, includes the Issuer’s preferred equity holdings.

Mr. James O’Connor, Esq. Mr. Tony Burak January 30, 2018 Page 6

8.       Comment: With respect to the statement of operations included in the Issuer’s audited financial statements, please confirm whether the Issuer has any realized gains or losses from its investments. If there are no such gains or losses because the Issuer has held its investments to maturity during the reporting period, please confirm there are no realized gains or losses.

Response: The Issuer confirms there are no gains or losses because the Issuer held its investments to maturity during the reporting period.

9.       Comment: In the Schedule of Investments, if any of the Issuer’s investments pay any end of term payments to the Issuer, please include the rate of payment as part of the security description.

Response: The Issuer confirms that it will begin to include the rate of end of term payments in the Schedule of Investment beginning with the first quarter 2018 financial statements.

10.    Comment: Rule 12-12 of Article 12 of Regulation S-X requires that a registrant’s investments be categorized by the type of investment. Since the Issuer’s investments include preferred equity as well as loan participations and debt investments, please confirm that the Issuer will categorize its investments as required by Rule 12-12 in the future.

Response: The Issuer so confirms.

11.    Comment: Investment Company Reporting Modernization, Release Nos. 33-10231; 34-79095; IC-32314; File No. S7-08-15, requires that each registrant report whether an investment is categorized as a Level 1, Level 2, or Level 3 fair value measurement in the fair value hierarchy. Footnote 2 to the statement of investments included in the Issuer’s audited financial statements, provides that there is no readily available market for the Issuer’s investments. In the future, please revise this footnote to state that the Issuer’s investments are valued using significant unobservable inputs under Level 3 fair valuation.

Response: The Issuer confirms that, in the future, it will revise this footnote as requested by the Staff.

12.    Comment: Accounting Standards 3101 published by the Public Company Accounting Oversight Board requires that the auditor’s report must be addressed to the shareholders and the board of directors of a registrant. In the future, please confirm that the auditor’s report will be so addressed.

Response: The Issuer so confirms.

13.    Comment: Please confirm how often related party payables and receivables are being settled. We note that the Issuer’s investment advisory agreement and expense support agreement require that settlements take place on a quarterly and monthly basis, respectively, as stated in Note 4 to the Issuer’s audited financial statements, “Related Party Transactions.” Please note that offsetting is permitted under Accounting Standards Codification Topic 210.

Response: The Issuer confirms that related party payables and receivables are settled at a minimum on a quarterly basis.

14.    Comment: We note that the “Financial Highlights” table on page 21 of the Prospectus indicates that the reduction to the transaction charge affected the net assets of the Issuer. Please confirm whether the reduction to the transaction charge had an effect on the total return of the Issuer, or any other ratios presented in the Financial Highlights table. If so, please include a footnote explaining the effects and include a statement that such an adjustment is nonrecurring in nature.

Response: The Issuer confirm the reduction to the transaction charge had an impact on the total return of the Issuer and the ratios of net investment income (loss) to average net assets and operating expenses to average net assets. The Issuer will revise the prospectus to include a footnote explain the effects and include a statement that such an adjustment is nonrecurring in nature.

Mr. James O’Connor, Esq. Mr. Tony Burak January 30, 2018 Page 7

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

/s/ Martin H. Dozier

Martin H. Dozier

cc:	Bruce D. Batkin, Chief Executive Officer, Terra Income Fund 6, Inc. Michael S. Cardello, Chief Compliance Officer, Terra Income Fund 6, Inc. Rosemarie A. Thurston, Alston & Bird LLP